April 19, 2005

Mail Stop 04-09

Via U.S. Mail and Fax (212) 564-3394
Mr. Martin J. Rabinowitz
President
Thackeray Corporation
350 Fifth Avenue
Suite 2723
New York, NY 10118

	RE:	Thackeray Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
		Form 8-K filed March 28, 2005
		File No. 1-08254

Dear Mr. Rabinowitz:

      We have reviewed your response letter dated April 18, 2005 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

2003 vs. 2002, page 10

1. We note that your response to our previous comment states that you do not have a legal obligation as either a guarantor or a general partner of BT Orlando to provide additional financing to the partnership. However, on page F-9 of the financial statements it states that you have a 35% general partner interest in the partnership. In a supplemental response, explain to us how this general partner interest does not represent a legal obligation as general partner as contemplated under paragraph 15 of SOP 78-9.

      Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 824-5539 or me at (202) 942-2813.



Sincerely,



Daniel Gordon
Branch Chief


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Thackeray Corporation
April 19, 2005
Page 1